July 12, 2017

U.S. Securities and Exchange Commission

Office of Real Estate and Commodities

Mail Stop 3233

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Kristi Marrone

Becky Chow

RE:                           ILG, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 1, 2017

File No. 001-34062

Dear Ms. Marrone and Ms. Chow,

Set forth below is the response to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated June 29, 2017 concerning the Form 10-K described above.

For your convenience, the Staff’s comment is repeated in bold below, followed by the response of ILG, Inc. (the “Company” or “ILG”).

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

ILG’s Principles of Financial Reporting, page 81

1.                                      We note your definition of free cash flow on page 81 and corresponding reconciliation on page 89. Please disclose the reasons why management believes this measure provides useful information to investors, and to the extent material, the additional purposes, if any, for which management uses free cash flow as defined on page 81. Refer to Item 10(e)(1)(i)(C-D) of Regulation S-K.

Ms. Kristi Marrone

Ms. Becky Chow

File No. 001-34062

Response to Staff Comments

July 12, 2017

RESPONSE TO COMMENT:

In response to the Staff’s comment, the Company proposes to include the following disclosure in future filings beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017:

“We believe free cash flow is a useful liquidity measure for both management and investors to evaluate our ability to generate cash for uses other than capital expenditures, changes in financing-related restricted cash, net borrowings and repayments on securitizations and non-core payments such as acquisition and restructuring related payments. These uses may include strategic opportunities, debt repayments, and returning cash to shareholders through dividends and share repurchases. Additionally, we believe this measure assists in understanding the year-over-year comparability of cash flows generated by the Company’s core business activities. Free cash flow has limitations due to the fact that it does not represent the residual cash flow available for discretionary expenditures as detailed in the consolidated statement of cash flows.”

We look forward to the Staff’s response to the foregoing. Please do not hesitate to contact Michele Keusch, AGC-Securities, Mergers and Acquisitions, at (305) 925-7065 or at Michele.Keusch@ilg.com with any questions or to discuss this correspondence.

Very truly yours,

/s/ John A. Galea

John A. Galea
Senior Vice President
and Chief Accounting Officer